Exhibit 2

2014
THIRD QUARTER RESULTS
Stock Listing Information
Colombian Stock Exchange S.A.
Ticker: CLH
Investor Relations
Patricio Treviño Garza
+57 (1) 603-9823
E-mail: patricio.trevinog@cemex.com

OPERATING AND FINANCIAL HIGHLIGHTS

	January – September			Third Quarter		
	2014	2013	% Var.	2014	2013	% Var.
Consolidated cement volume (thousand of metric tons)	5,986	5,536	8%	2,055	1,915	7%
Consolidated domestic gray cement volume (thousand of metric tons)	5,327	4,994	7%	1,827	1,737	5%
Consolidated ready-mix volume (thousand of cubic meters)	2,624	2,443	7%	954	908	5%
Consolidated aggregates volume (thousand of metric tons)	6,499	5,456	19%	2,354	2,079	13%
Net sales	1,324	1,288	3%	460	474	(3%)
Gross profit	656	668	(2%)	236	238	(1%)
Gross profit margin	49.5%	51.8%	(2.3pp)	51.3%	50.2%	1.1pp
Operating earnings before other expenses, net	372	405	(8%)	136	145	(6%)
Operating earnings before other expenses, net, margin	28.1%	31.5%	(3.4pp)	29.6%	30.6%	(1.0pp)
Controlling interest net income	209	238	(12%)	88	96	(9%)
Operating EBITDA	443	474	(7%)	160	168	(5%)
Operating EBITDA margin	33.4%	36.8%	(3.4pp)	34.7%	35.5%	(0.8pp)
Free cash flow after maintenance capital expenditures	253	232	9%	111	91	22%
Free cash flow	213	201	6%	83	76	8%
Net debt	1,088	1,345	(19%)	1,088	1,345	(19%)
Total debt	1,142	1,424	(20%)	1,142	1,424	(20%)
Earnings per share	0.38	0.43	(12%)	0.16	0.17	(9%)
Shares outstanding at end of period	556	556	0%	556	556	0%
Employees	4,877	4,106	19%	4,877	4,106	19%

In millions of US dollars, except percentages, employees, and per-share amounts. Shares outstanding at the end of period are presented in millions.

Consolidated net sales during the third quarter of 2014 declined by 3% compared to the third quarter of 2013. Adjusting for the effect of lower revenue from our housing solutions projects this year, consolidated net sales increased by 6% during the third quarter of 2014, compared to the same period in 2013.

Cost of sales as a percentage of net sales declined by 1.1pp from 49.8% to 48.7% during the third quarter of 2014 compared to last year.

Operating expenses as a percentage of net sales during the third quarter increased by 2.1pp from 19.6% to 21.7% compared to the same period in 2013.

Operating EBITDA during the third quarter reached US$160 million, declining by 5% compared to the third quarter of 2013. This decline is mainly explained by the effect of one scheduled maintenance work in Colombia, lower prices of our products and a lower EBITDA contribution from our housing solutions projects this year.

Operating EBITDA margin during the third quarter of 2014 declined by 0.8pp, compared to the third quarter of 2013.

Controlling interest net income during the third quarter of 2014 reached US$88 million, declining by 9% compared to the third quarter of 2013.

Total debt at the end of the third quarter of 2014 reached US$1,142 million.

Please refer to definition of terms and disclosure for presentation of financial and operating information.

2014 Third Quarter Results Page 2

OPERATING RESULTS

Colombia

	January – September			Third Quarter		
	2014	2013	% Var.	2014	2013	% Var.
Net sales	769	735	5%	267	287	(7%)
Operating EBITDA	281	305	(8%)	100	115	(13%)
Operating EBITDA margin	36.5%	41.5%	(5.0pp)	37.5%	40.0%	(2.5pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – September 2014	Third Quarter 2014	January – September 2014	Third Quarter 2014	January – September 2014	Third Quarter 2014
Volume	18%	14%	14%	8%	24%	12%
Price (USD)	(7%)	(8%)	(3%)	(1%)	(4%)	(3%)
Price (local currency)	(3%)	(6%)	1%	(0%)	(1%)	(1%)

In Colombia, during the third quarter our domestic gray cement, ready-mix and aggregates volumes increased by 14%, 8% and 12%, respectively, compared to the third quarter of 2013. For the first nine months of 2014, our domestic gray cement, ready-mix and aggregates volumes increased by 18%, 14% and 24%, respectively, compared to the same period in 2013.

Construction activity in the third quarter was driven by a positive performance in all demand segments. The residential sector continued its positive trend. Infrastructure remained also an important driver for demand of our products with the execution of several ongoing projects that were awarded in past years.

Panama

	January – September			Third Quarter		
	2014	2013	% Var.	2014	2013	% Var.
Net sales	241	238	2%	93	84	10%
Operating EBITDA	108	114	(5%)	42	40	7%
Operating EBITDA margin	44.9%	47.9%	(3.0pp)	45.7%	47.1%	(1.4pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – September 2014	Third Quarter 2014	January – September 2014	Third Quarter 2014	January – September 2014	Third Quarter 2014
Volume	(14%)	(6%)	(4%)	4%	(1%)	7%
Price (USD)	12%	11%	(0%)	(1%)	(2%)	(2%)
Price (local currency)	12%	11%	(0%)	(1%)	(2%)	(2%)

In Panama during the third quarter our domestic gray cement declined by 6% while our ready-mix and aggregates volumes increased by 4% and 7% respectively, compared to the third quarter of 2013. For the first nine months of 2014, our domestic gray cement, ready-mix and aggregates volumes declined by 14%,4% and 1%, respectively, compared to the same period in 2013.

The decline in our cement volumes during the quarter, on a year over year basis, was attributed to lower consumption from the Panama Canal expansion project. The residential sector remained the main driver for demand, along with several ongoing infrastructure projects like *Corredor Norte*.

Please refer to definition of terms and disclosure for presentation of financial and operating information.
2014 Third Quarter Results Page 3

OPERATING RESULTS

Costa Rica

	January – September			Third Quarter		
	2014	2013	% Var.	2014	2013	% Var.
Net sales	114	117	(3%)	38	40	(6%)
Operating EBITDA	51	52	(1%)	18	17	2%
Operating EBITDA margin	44.9%	44.3%	0.6pp	47.1%	43.1%	4.0pp

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January –September 2014	Third Quarter 2014	January – September 2014	Third Quarter 2014	January – September 2014	Third Quarter 2014
Volume	1%	(10%)	(24%)	(32%)	(0%)	7%
Price (USD)	(3%)	(2%)	(4%)	(6%)	(11%)	(10%)
Price (local currency)	5%	5%	4%	1%	(3%)	(4%)

In Costa Rica, our domestic gray cement and ready mix volumes in the third quarter of 2014 declined by 10% and by 32%, respectively, while our aggregates volumes increased by 7%, compared to the third quarter of 2013. For the first nine months of 2014, our cement volumes increased by 1%, while our ready-mix volumes decreased by 24% and our aggregates volumes remained stable, on a year-over-year basis.

Construction activity in Costa Rica slowed down during the quarter, due to delays in the start of new projects. Ongoing infrastructure projects, like the Cañas-Liberia highway, remained the main driver of demand during the third quarter.

Rest of CLH

	January – September			Third Quarter		
	2014	2013	% Var.	2014	2013	% Var.
Net sales	210	211	(0%)	67	65	2%
Operating EBITDA	60	59	1%	20	18	9%
Operating EBITDA margin	28.6%	28.1%	0.5pp	29.8%	28.0%	1.8pp

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – September 2014	Third Quarter 2014	January – September 2014	Third Quarter 2014	January – September 2014	Third Quarter 2014
Volume	(0%)	(2%)	(0%)	6%	57%	81%
Price (USD)	(2%)	2%	5%	9%	(9%)	(3%)
Price (local currency)	1%	3%	7%	11%	(4%)	2%

In the Rest of CLH region, which includes our operations in Nicaragua, Guatemala, El Salvador and Brazil, during the third quarter of 2014 our domestic gray cement decreased by 2%, while our ready-mix and aggregates volumes increased by 6% and 81%, compared to the third quarter of 2013. For the first nine months of 2014, our cement and ready-mix volumes remained flat, while our aggregates volumes increased by 57%, compared to the same period in 2013.

Ongoing infrastructure projects like the Izapa-Nejapa highway, along with the housing sector, remained the main drivers for demand of our products.

Please refer to definition of terms and disclosure for presentation of financial and operating information.

2014 Third Quarter Results Page 4

OPERATING EBITDA, FREE CASH FLOW AND DEBT RELATED INFORMATION

Operating EBITDA and free cash flow

	January – September			Third Quarter		
	2014	2013	% Var	2014	2013	% Var
Operating earnings before other expenses, net	**372**	**405**	**(8%)**	**136**	**145**	**(6%)**
+ Depreciation and operating amortization	71	69		23	23	
Operating EBITDA	**443**	**474**	**(7%)**	**160**	**168**	**(5%)**
- Net financial expense	75	87		28	28	
- Capital expenditures for maintenance	38	22		12	14	
- Change in working capital	(3)	43		(13)	13	
- Taxes paid	81	85		22	20	
- Other cash items (net)	(0)	5		0	2	
Free cash flow after maintenance capital expenditures	**253**	**232**	**9%**	**111**	**91**	**22%**
- Strategic capital expenditures	40	31		28	15	
Free cash flow	**213**	**201**	**6%**	**83**	**76**	**8%**

In millions of US dollars.

The free cash flow generated during the quarter was used to reduce debt.

Information on Debt

	Third Quarter			Second Quarter
	2014	2013	% Var	2014
Total debt (1)(2)	**1,142**	**1,424**	**(20%)**	**1,237**
Short- term	22%	12%		21%
Long -term	78%	88%		79%
Cash and cash equivalents	54	**79**	**(32%)**	**59**
Net debt	**1,088**	**1,345**	**(19%)**	**1,178**

	Third Quarter	
	2014	2013
Currency denomination		
US dollar	98%	96%
Colombian peso	2%	4%
Interest rate		
Fixed	78%	82%
Variable	22%	18%

In millions of US dollars, except percentages.

(1) Includes capital leases, in accordance with International Financial Reporting Standards (IFRS).
(2) Represents the consolidated balances of CLH and subsidiaries.

Please refer to definition of terms and disclosure for presentation of financial information.

2014 Third Quarter Results

Page 5

OPERATING RESULTS

CEMEX LatAm Holdings

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries
(Thousands of U.S. Dollars, except per share amounts)

INCOME STATEMENT	January – September			Third Quarter		
	2014	2013	% Var.	2014	2013	% Var.
Net Sales	1,324,298	1,287,765	3%	460,343	473,774	(3%)
Cost of Sales	(668,296)	(620,230)	(8%)	(224,145)	(235,910)	5%
Gross Profit	**656,003**	**667,535**	**(2%)**	**236,198**	**237,864**	**(1%)**
Operating Expenses	(284,088)	(262,110)	(8%)	(99,865)	(92,749)	(8%)
Operating Earnings Before Other Expenses, Net	**371,914**	**405,425**	**(8%)**	136,333	**145,115**	**(6%)**
Other expenses, Net	(3,863)	(4,674)	17%	(4,382)	(1,359)	(222%)
Operating Earnings	**368,051**	**400,751**	**(8%)**	**131,951**	**143,756**	**(8%)**
Financial Expenses	(75,220)	(86,786)	13%	(27,595)	(27,996)	1%
Other Income (Expenses), Net	5,564	(4,909)	N/A	9,870	(147)	N/A
Net Income Before Income Taxes	**298,395**	**309,056**	**(3%)**	**114,226**	**115,613**	**(1%)**
Income Tax	(88,592)	(70,487)	(26%)	(25,975)	(18,895)	(37%)
Consolidated Net Income	**209,803**	**238,569**	**(12%)**	**88,251**	**96,718**	**(9%)**
Non-controlling Interest Net Income	(850)	(887)	4%	(458)	(419)	(9%)
CONTROLLING INTEREST NET INCOME	**208,953**	**237,682**	**(12%)**	**87,793**	**96,299**	**(9%)**
Operating EBITDA	**442,836**	**474,413**	**(7%)**	**159,766**	**168,020**	**(5%)**
Earnings per share	**0.38**	**0.43**	**(12%)**	**0.16**	**0.17**	**(9%)**

BALANCE SHEET	As of September 30 2014	As of September 30 2013
Total Assets	**3,751,678**	**3,980,631**
Cash and Temporary Investments	53,870	78,996
Trade Accounts Receivables	168,361	124,965
Other Receivables	107,901	146,557
Inventories	107,516	92,501
Other Current Assets	21,375	25,244
Current Assets	**459,022**	**468,263**
Fixed Assets	1,183,659	1,194,790
Other Assets	2,108,997	2,317,578
Total Liabilities	**2,276,070**	**2,554,691**
Current Liabilities	689,167	584,424
Long-Term Liabilities	1,573,820	1,958,706
Other Liabilities	13,083	11,561
Consolidated Stockholders' Equity	**1,475,608**	**1,425,940**
Non-controlling Interest	6,256	6,006
Stockholders' Equity Attributable to Controlling Interest	**1,469,353**	**1,419,934**

Please refer to definition of terms and disclosure for presentation of financial information.

2014 Third Quarter Results

Page 6

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries
(Millions of Colombian Pesos in nominal terms, except per share amounts)

	January – September			Third Quarter		
INCOME STATEMENT	2014	2013	% Var.	2014	2013	% Var.
Net Sales	2,584,581	2,405,479	7%	892,992	906,552	(1%)
Cost of Sales	(1,304,287)	(1,158,558)	(13%)	(434,805)	(451,407)	4%
Gross Profit	**1,280,295**	**1,246,921**	**3%**	**458,186**	**455,145**	**1%**
Operating Expenses, net	(554,444)	(489,608)	(13%)	(193,722)	(177,472)	(9%)
Operating Earnings Before Other Expenses, Net	**725,851**	**757,313**	**(4%)**	**264,464**	**277,673**	**(5%)**
Other Expenses, Net	(7,540)	(8,731)	14%	(8,500)	(2,600)	(227%)
Operating Earnings	**718,311**	**748,582**	**(4%)**	**255,964**	**275,073**	**(7%)**
Financial Expenses	(146,804)	(162,112)	9%	(53,530)	(53,570)	0%
Other Income (Expenses) Financial, net	10,859	(9,170)	N/A	19,146	(281)	N/A
Net Income Before Income Taxes	**582,366**	**577,300**	**1%**	**221,580**	**221,222**	**0%**
Income Tax	(172,901)	(131,666)	(31%)	(50,387)	(36,155)	(39%)
Consolidated Net Income	**409,465**	**445,634**	**(8%)**	**171,193**	**185,067**	**(7%)**
Non-controlling Interest Net Income	(1,658)	(1,657)	(0%)	(888)	(802)	(11%)
CONTROLLING INTEREST NET INCOME	**407,806**	**443,977**	**(8%)**	**170,304**	**184,265**	**(8%)**
Operating EBITDA	**864,267**	**886,180**	**(2%)**	**309,911**	**321,502**	**(4%)**
Earnings per share	**736.37**	**798.44**	**(8%)**	**306.27**	**331.38**	**(8%)**

BALANCE SHEET	As of September 30 2014	As of September 30 2013
Total Assets	**7,610,204**	**7,621,515**
Cash and Temporary Investments	109,274	151,250
Trade Accounts Receivables	341,518	239,264
Other Receivables	218,874	280,605
Inventories	218,093	177,107
Other Current Assets	43,359	48,333
Current Assets	**931,118**	**896,559**
Fixed Assets	2,401,028	2,287,605
Other Assets	4,278,058	4,437,351
Total Liabilities	**4,616,962**	**4,891,338**
Current Liabilities	1,397,961	1,118,967
Long-Term Liabilities	3,192,463	3,750,236
Other Liabilities	26,538	22,135
Consolidated Stockholders' Equity	**2,993,242**	**2,730,177**
Non-controlling Interest	12,689	11,500
Stockholders' Equity Attributable to Controlling Interest	**2,980,553**	**2,718,677**

Please refer to definition of terms and disclosure for presentation of financial information.

2014 Third Quarter Results Page 7

OPERATING RESULTS

Operating Summary per Country

In thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January – September			Third Quarter		
NET SALES	2014	2013	% Var.	2014	2013	% Var.
Colombia	768,629	734,669	5%	266,692	287,326	(7%)
Panama	241,262	237,654	2%	92,577	84,095	10%
Costa Rica	113,729	117,241	(3%)	37,733	40,193	(6%)
Rest of CLH	210,157	210,588	(0%)	66,930	65,491	2%
Others and intercompany eliminations	(9,478)	(12,387)	23%	(3,588)	(3,331)	(8%)
TOTAL	**1,324,298**	**1,287,765**	**3%**	**460,343**	**473,774**	**(3%)**
GROSS PROFIT						
Colombia	385,990	399,365	(3%)	133,594	148,549	(10%)
Panama	118,353	124,718	(5%)	46,912	43,698	7%
Costa Rica	61,561	63,534	(3%)	21,210	21,462	(1%)
Rest of CLH	75,769	73,799	3%	25,552	23,470	9%
Others and intercompany eliminations	14,329	6,119	134%	8,931	685	1204%
TOTAL	**656,003**	**667,535**	**(2%)**	**236,198**	**237,864**	**(1%)**
OPERATING EARNINGS BEFORE OTHER EXPENSES, NET						
Colombia	253,865	281,062	(10%)	90,660	106,924	(15%)
Panama	95,471	100,649	(5%)	38,035	35,206	8%
Costa Rica	45,857	46,217	(1%)	15,989	15,423	4%
Rest of CLH	56,206	55,441	1%	18,767	17,150	9%
Others and intercompany eliminations	(79,485)	(77,944)	(2%)	(27,117)	(29,588)	8%
TOTAL	**371,914**	**405,425**	**(8%)**	**136,333**	**145,115**	**(6%)**
OPERATING EBITDA						
Colombia	280,678	304,683	(8%)	99,886	114,812	(13%)
Panama	108,343	113,930	(5%)	42,331	39,615	7%
Costa Rica	51,121	51,899	(1%)	17,755	17,328	2%
Rest of CLH	60,009	59,124	1%	19,954	18,364	9%
Others and intercompany eliminations	(57,314)	(55,223)	(4%)	(20,160)	(22,099)	9%
TOTAL	**442,836**	**474,413**	**(7%)**	**159,766**	**168,020**	**(5%)**
OPERATING EBITDA MARGIN						
Colombia	36.5%	41.5%		37.5%	40.0%	
Panama	44.9%	47.9%		45.7%	47.1%	
Costa Rica	44.9%	44.3%		47.1%	43.1%	
Rest of CLH	28.6%	28.1%		29.8%	28.0%	
TOTAL	**33.4%**	**36.8%**		**34.7%**	**35.5%**	

Please refer to definition of terms and disclosure for presentation of financial information.

2014 Third Quarter Results

Page 8

OPERATING RESULTS

Volume Summary

CLH volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January – September			Third Quarter		
	2014	2013	% Var.	2014	2013	% Var.
Total cement volume [1]	5,986	5,536	8%	2,055	1,915	7%
Total domestic gray cement volume	5,327	4,994	7%	1,827	1,737	5%
Total ready-mix volume	2,624	2,443	7%	954	908	5%
Total aggregates volume	6,499	5,456	19%	2,354	2,079	13%

Per-country volume summary

	January - September	Third Quarter	Third Quarter 2014 Vs.
DOMESTIC GRAY CEMENT VOLUME	2014 Vs. 2013	2014 Vs. 2013	Second Quarter 2014
Colombia	18%	14%	6%
Panama	(14%)	(6%)	21%
Costa Rica	1%	(10%)	(9%)
Rest of CLH	(0%)	(2%)	(10%)
READY-MIX VOLUME			
Colombia	14%	8%	8%
Panama	(4%)	4%	40%
Costa Rica	(24%)	(32%)	(11%)
Rest of CLH	(0%)	6%	9%
AGGREGATES VOLUME			
Colombia	24%	12%	6%
Panama	(1%)	7%	25%
Costa Rica	(0%)	7%	12%
Rest of CLH	57%	81%	(13%)

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.
Please refer to definition of terms and disclosure for presentation of operating results.

2014 Third Quarter Results Page 9

OPERATING RESULTS

Price Summary

Variation in U.S. Dollars

DOMESTIC GRAY CEMENT PRICE	January - September 2014 Vs. 2013	Third Quarter 2014 Vs. 2013	Third Quarter 2014 Vs. Second Quarter 2014
Colombia	(7%)	(8%)	(5%)
Panama	12%	11%	0%
Costa Rica	(3%)	(2%)	3%
Rest of CLH (*)	(2%)	2%	1%

READY-MIX PRICE			
Colombia	(3%)	(1%)	(2%)
Panama	(0%)	(1%)	2%
Costa Rica	(4%)	(6%)	3%
Rest of CLH (*)	5%	9%	2%

AGGREGATES PRICE			
Colombia	(4%)	(3%)	(4%)
Panama	(2%)	(2%)	2%
Costa Rica	(11%)	(10%)	(1%)
Rest of CLH (*)	(9%)	(3%)	5%

Variation in Local Currency

DOMESTIC GRAY CEMENT PRICE	January - September 2014 Vs. 2013	Third Quarter 2014 Vs. 2013	Third Quarter 2014 Vs. Second Quarter 2014
Colombia	(3%)	(6%)	(3%)
Panama	12%	11%	0%
Costa Rica	5%	5%	1%
Rest of CLH (*)	1%	3%	(0%)

READY-MIX PRICE			
Colombia	1%	(0%)	(1%)
Panama	(0%)	(1%)	2%
Costa Rica	4%	1%	1%
Rest of CLH (*)	7%	11%	2%

AGGREGATES PRICE			
Colombia	(1%)	(1%)	(3%)
Panama	(2%)	(2%)	2%
Costa Rica	(3%)	(4%)	(2%)
Rest of CLH (*)	(4%)	2%	7%

(*) Volume weighted-average price.
Please refer to definition of terms and disclosure for presentation of operating results.

2014 Third Quarter Results Page 10

OTHER ACTIVITIES AND INFORMATION
CLH announces a new cement plant in Colombia
CLH announced it will begin the construction of a cement plant in Colombia. The total investment is expected to reach approximately US$340 million and to increase CLH’s cement production capacity in Colombia from 4.5 to close to 5.5 million tons per year.
The first phase of this project includes the construction of a new grinding mill that is expected to start cement production during the second quarter of 2015. The rest of the plant should be completed during the second half of 2016. The plant will operate using modern and efficient technology to comply with high quality and environmental standards.
This facility will be strategically located in the Antioquia department. This region has enjoyed high levels of economic growth and is expected to further benefit from the construction of infrastructure projects under the highway concession program in Colombia.
Carlos Jacks, CEO of CLH, said: “This plant will strengthen our position in Colombia, allowing us to capitalize on the increasing levels of construction activity. We will be closer to our customers tailoring our unique portfolio of innovative building solutions to suit their evolving needs.”
“The complete project will be financed with our free cash flow. It is expected to generate approximately 1,000 direct jobs during the construction phase and about 300 jobs once the operations begin, reiterating our commitment to promote the development of our communities.”
Neighboring communities will also benefit from CLH’s social initiatives and inclusive businesses like Bloqueras Solidarias and Patrimonio Hoy, community training and education programs, team-sports facilities, among others.
With this project CLH continues its expansion in Colombia. In 2013, CLH started operations in a new cement grinding plant in the Caribbean coast in Colombia, with an investment of about US$50 million. Since 2010, the number of ready-mix plants in CLH’s operations in Colombia has more than doubled, with a significant increase in the ready-mix and cement fleet.
2014 Third Quarter Results Page11

DEFINITIONS OF TERMS AND DISCLOSURES

Methodology for translation and presentation of results

Under IFRS, CLH reports its consolidated results in its functional currency, which is the US Dollar, by translating the financial statements of foreign subsidiaries using the corresponding exchange rate at the reporting date for the balance sheet and the corresponding exchange rates at the end of each month for the income statement.

For the reader's convenience, Colombian peso amounts for the consolidated entity are calculated by converting the US dollar amounts using the closing COP/US$ exchange rate at the reporting date for balance sheet purposes, and the average COP/US$ exchange rate for the corresponding period for income statement purposes. The exchange rates used to convert: (i) the balance sheet as of September 30, 2014 and September 30, 2013 was $2,028.48 and $1,914.65 Colombian pesos per US dollar, respectively, and (ii) the consolidated results for the third quarter of 2014 and for the third quarter of 2013 were $1,939.84 and $1,913.47 Colombian pesos per US dollar, respectively.

Per-country/region selected financial information of the income statement is presented before corporate charges and royalties which are included under "other and intercompany eliminations."

Consolidated financial information

When reference is made to consolidated financial information means the financial information of CLH together with its consolidated subsidiaries.

Presentation of financial and operating information

Individual information is provided for Colombia, Panama and Costa Rica.

Countries in Rest of CLH include Nicaragua, Guatemala, El Salvador and Brazil.

Exchange rates	January – September		January – September		Third quarter	
	2014 Closing	2013 Closing	2014 Average	2013 Average	2014 Average	2013 Average
Colombian peso	2,028.48	1,914.65	1,951.66	1,867.95	1,939.84	1,913.47
Panama balboa	1.00	1.00	1.00	1.00	1.00	1.00
Costa Rica colon	545.52	505.57	547.36	505.75	544.93	506.68
Euro	0.7917	0.7393	0.7421	0.7582	0.7655	0.7495

Amounts provided in units of local currency per US dollar.

2014 Third Quarter Results Page 12

DEFINITIONS OF TERMS AND DISCLOSURES
Definition of terms
Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).
Maintenance capital expenditures investments incurred for the purpose of ensuring CLH’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or internal policies.
Net debt equals total debt minus cash and cash equivalents.
Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.
pp equals percentage points.
Strategic capital expenditures investments incurred with the purpose of increasing CLH’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.
Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.
2014 Third Quarter Results Page 13